EXHIBIT 12

PERFORMANCE FOOD GROUP COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(DOLLARS IN THOUSANDS)

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	FISCAL YEAR ENDED

	December 28, 2002	December 29, 2001	December 30, 2000	January 1, 2000	January 2, 1999

EARNINGS:
Earnings before income taxes	$106,362	$65,295	$42,239	$31,251	$27,375
Fixed charges, exclusive of capitalized interest	20,492	11,493	8,913	6,481	4,411
	$126,854	$76,788	$51,152	$37,732	$31,786

FIXED CHARGES:
Interest charge to expense	$18,763	$8,807	$6,593	$5,388	$4,411
Interest portion of rental expense	1,729	2,686	2,320	1,093	-

Fixed charges, exclusive of capitalized interest	20,492	11,493	8,913	6,481	4,411
Capitalized interest	169	483	782	322	1,044
	$20,661	$11,976	$9,695	$6,803	$5,455

Ratio of earnings to fixed charges	6.1	6.4	5.3	5.5	5.8